SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM T- 3

APPLICATION FOR QUALIFICATION OF INDENTURE
UNDER THE TRUST INDENTURE ACT OF 1939

DRDGOLD Limited
 (Name of Applicant)

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, 2195
South Africa
 (Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

TITLE OF CLASS	AMOUNT
6% Senior Convertible Notes due 2010	Up to a maximum aggregate principal amount of $66 million

          Approximate date of proposed public offering:  As soon as practicable after the date of this Application for Qualification.

Name and address of agent for service:	Copies to be sent to:
CT Corporation	Richard Ely, Esq.
111 Eighth Avenue	Skadden, Arps, Slate, Meagher & Flom (UK) LLP
New York, NY 10011	40 Bank Street
(212) 894-8400	London E14 5DS
England

Applicant hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this application, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

1.          General Information

              (a)          DRDGOLD Limited (the “Company” or “DRDGOLD”), is a South African public limited company.

              (b)          The Company was incorporated under the laws of the Republic of South Africa on February 16, 1895.

2.          Securities Act Exemption Applicable

             The Company is offering to exchange (the “Exchange Offer”) $1,000 principal amount of the Company’s 6% Senior Convertible Notes due 2010 (the “New Notes”) for each $1,000 principal amount of the Company’s currently outstanding 6% Senior Convertible Notes due 2006 (CUSIP No. 266597AA1, CUSIP No. 266597AB9 and Common Code 015754486) (the “Old Notes”).  The terms of the Exchange Offer are contained in the offering memorandum, dated June 16, 2006 (the “Offering Memorandum”), and in related documents attached hereto as Exhibit T3E.

             As the New Notes are proposed to be offered for exchange by the Company with its existing security holders exclusively and solely for outstanding securities of the Company, the transaction is exempt from registration under the Securities Act of 1933 (the “Securities Act”), pursuant to the provisions of Section 3(a)(9) thereof.  No sales of securities of the same class as the New Notes have been or are to be made by the Company by or through an underwriter at or about the same time as the Exchange Offer for which the exemption is claimed.  No consideration has been, or is to be given, directly or indirectly, to any person in connection with the transaction, except for reasonable and customary fees to be paid to The Bank of New York in its capacity as exchange agent for the Company.  No holder of the outstanding securities has made or will be requested to make any cash payment to the Company in connection with the Exchange Offer.

AFFILIATIONS

3.          Affiliates

             The following is a list of affiliates of the Company as of the date of this application.  All of the following entities are direct or indirect subsidiaries of the Company, and unless otherwise indirectly the voting securities of each of these entities are owned 100% by its immediate parent.

Name of Company	Jurisdiction of Organization

DRDGOLD Limited	South Africa
Rand Leases (Vogelstruisfontein) Gold Mining Company Limited*	South Africa
Roodepoort Gold Mine (Pty) Limited*	South Africa
East Champ D’or Gold Mine Limited*	South Africa
West Wits Gold Holdings Limited*	South Africa
West Wits Gold Mines Limited*	South Africa
DRDGOLD South African Operations (Pty) Ltd. (DRDGOLD – 85%)	South Africa
Crown Gold Recoveries (Pty) Limited	South Africa
Crown Mines Limited*	South Africa
City Deep Limited*	South Africa

Consolidated Main Reef and Estate Limited*	South Africa
East Rand Proprietary Mines Limited	South Africa
Blyvooruitzicht Gold Mining Company Limited	South Africa
Doornfontein Gold Mining Company Limited*	South Africa
Argonaut Financial Services (Pty) Ltd*	South Africa
Crown Consolidated Gold Recoveries Limited*	South Africa
DRD (Offshore) Limited	Isle of Man
Net-Gold Services Limited (DRD (Offshore) Limited – 50.25%)	Bermuda
Emperor Mines Limited (DRD (Offshore) Limited – 79.9%)	Australia
DRD (Isle of Man) Limited	Isle of Man
DRD (Porgera) Limited	Papua New Guinea
Porgera Joint Venture (DRD (Porgera) Limited – 20%)	Papua New Guinea
Tolukuma Gold Mines Ltd	Papua New Guinea
FORTIS (PTY) Limited	Papua New Guinea
DRD Australasia Services Company (Pty) Limited	Australia
DRD International Aps*	Denmark
DRD Australasia Aps (DRDGOLD Limited – 4%; DRD International Aps – 96%)*	Denmark
DRD Australasia Two Aps*	Denmark
DRD Australia Pty Ltd*	Australia
Dome Resources (Pty) Ltd*	Australia
Continental Resources (Pty) Ltd*	Australia
Mt Adrah Resources (Pty) Ltd*	Australia

*	Indicates dormant companies with no operations.

MANAGEMENT AND CONTROL

4.          Directors and Executive Officers

The following table lists the names and offices held by all directors and executive officers of the Company as of May 31, 2006.

Name	Office

Mark Michael Wellesley-Wood	Chief Executive Officer and Director
John William Cornelius Sayers	Chief Financial Officer and Director
Geoffrey Charles Campbell	Director
Robert Peter Hume	Director
Douglas John Meldrum Blackmur	Director
James Turk	Director
Daniel Johannes Pretorius	Group Legal Counsel
Ilja David Graulich	Strategic Development Officer
Andrew Norman Weir	General Manager Human Resources
Themba John Gwebu	Group Company Secretary

The mailing address for each of the officers and directors listed above is:

c/o DRDGOLD Limited
EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, 2195
South Africa

5.          Principal Owners of Voting Securities

             As of May 31, 2006, to the best of the Company’s knowledge no persons owned 10% or more of the voting securities of the Company, other than The Bank of New York which held 78.26% of the Company’s ordinary shares as depositary for the Company’s ADR program.

UNDERWRITERS

6.          Underwriters

             (a)          The following table sets forth the name and mailing address of each person who, within three years prior to the date of filing this Application, acted as an underwriter of the Company’s securities and the title of each security underwritten:

Underwriter’s Name and Mailing Address	Security (or Securities) Underwritten*

Genus Natural Resources Master Fund	Ordinary Shares
Genus Dynamic Gold Fund
CF Ruffer Baker Steel Gold Fund
P&C Global Gold & Natural Resources Fund Limited
RIT Capital Partners plc
c/o Baker Steel Capital Managers LLP
Kingsbury House
15-17 King Street
London SW1Y 6QU
United Kingdom

Investec Bank Limited	Ordinary Shares
100 Grayston Drive
Sandown
Sandton, 2196
South Africa

Investec Bank (Mauritius) Limited	Ordinary Shares
7th Floor, Harbour Front Building
John Kennedy Street
Port Louis
Mauritius

*	These issuances were effected in transactions not subject to the registration provisions of the Securities Act by virtue of Regulation S thereunder.

             (b)          No person is acting, or proposed to be acting, as principal underwriter of the New Notes proposed to be offered pursuant to the Indenture.

CAPITAL SECURITIES

7.          Capitalization

             (a)          As of May 31, 2006

Title of Class	Amount Authorized	Amount Outstanding

Ordinary Shares, no par value*	600,000,000	320,018,822
Cumulative Preference Shares	5,000,000	5,000,000
6% Senior Convertible Notes due 2006	66,000,000	66,000,000

*

In addition, we had issued and outstanding at May 31, 2006, options to purchase a total of 15,183,453 ordinary shares, exercisable at prices varying between R4.52 to R36.08 and which expire 10 years after the date of grant.

             (b)          The holders of the Company’s ordinary shares are generally entitled to vote at general meetings and on a show of hands have one vote per person and on a poll have one for every share held. The holders of our cumulative preference shares are not entitled to vote at a general meeting unless any preference dividend is in arrears for more than six months at the date on which the notice convening the general meeting is posted to the shareholders.

INDENTURE SECURITIES

8.          Analysis of Indenture Provisions

              The New Notes will be issued under an indenture (the “Indenture”) to be dated as of the consummation of the Exchange Offer and entered into between the Company and the trustee thereunder (the “Trustee”).  The following analysis is not a complete description of the Indenture provisions discussed and is qualified in its entirety by reference to the terms of the Indenture, a form of which is included as Exhibit T3C hereto and incorporated by reference herein.  The Company has not entered into the Indenture as of the date of this filing, and the terms of the Indenture are subject to change prior to its execution.  Capitalized terms used below but not defined herein have the meanings assigned to them in the Indenture.  Section references refer to sections in the Indenture unless otherwise indicated.

              (a)          Events of Default; Withholding of Notice

             An Event of Default with respect to the New Notes is defined in the Indenture as being:

(i)	default in the payment of the Maturity Amount on any Security at its Maturity (including any failure to complete any redemption of the Securities); or

(ii)	default in the payment of any interest, if any, upon any Security when it becomes due and payable, and continuance of such default for a period of 30 days; or

(iii)	failure by the Company to give the Company Notice in accordance with Section 12.3(1); or

(iv)

default in the performance, or breach, of any covenant or warranty of the Company in the Indenture (other than a covenant or warranty a default in the performance or breach of which is specifically dealt with elsewhere in Section 5.1), and continuance of such default or breach for a period of 60 days after there has been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “NOTICE OF DEFAULT” under the Indenture; or

(v)

default in the payment when due of the principal of, or acceleration of, any indebtedness under any bond, debenture, note or other evidence of indebtedness for money borrowed by the Company or any Subsidiary of the Company or under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of the Company or any Subsidiary of the Company with a principal amount then outstanding in excess of U.S.$6,000,000, whether such indebtedness now exists or shall hereafter be created, if such indebtedness is not discharged, or such acceleration is not rescinded or annulled, within a period of 30 days after there shall have been given, by registered or certified mail, to the Company by the Trustee or to the Company and the Trustee by the Holders of at least 25% in aggregate principal amount of the Outstanding Securities, a written notice specifying such default and requiring the Company to cause such indebtedness to be discharged or such acceleration to be rescinded or annulled and stating that such notice is a “NOTICE OF DEFAULT” under the Indenture; or

(vi)

the entry by a court having jurisdiction in the premises of (1) a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or (2) a decree or order adjudging the Company a bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Company under any applicable law, or appointing a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of the property of the Company, or ordering the winding up or liquidation of the Company’s affairs, and the continuance of any such decree or order for relief or any such other decree or order unstayed and in effect for a period of 60 consecutive days; or

(vii)

the commencement by the Company of a voluntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or of any other case or proceeding to be adjudicated a bankrupt or insolvent, or the consent by the Company to the entry of a decree or order for relief in respect of the Company in an involuntary case or proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or to the commencement of any bankruptcy or insolvency case or proceeding against it, or the filing by the Company of a petition or answer or consent seeking reorganization or similar relief under any applicable law, or the consent by the Company to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee, sequestrator or other similar official of the Company or of any substantial part of the property of the Company, or the making by the Company of an assignment for the benefit of creditors, or the admission by the Company in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Company in furtherance of any such action; or

(viii)

failure by the Company to deliver Conversion Shares, together with cash in lieu of fractional shares, when such Conversion Shares or cash in lieu of fractional shares are required to be delivered upon conversion of a Security, and such failure continues for 10 days after such required delivery date.

             If an Event of Default (other than an Event of Default specified in Section 5.1(6) or Section 5.1(7)) occurs and is continuing, then in every such case the Trustee or the Holders of not less than 25% in principal amount of the Outstanding Securities may declare the Accreted Value of all the Securities to be due and payable immediately, by a notice in writing to the Company (and to the Trustee if given by the Holders), and upon any such declaration, such Accreted Value and interest on the Outstanding Securities shall become immediately due and payable. If an Event of Default specified in Section 5.1(6) or Section 5.1(7)) occurs, the Accreted Value of and interest on all the Securities shall ipso facto become immediately due and payable without any declaration or other Act of the Holder or any act on the part of the Trustee.

             Within 90 days after the occurrence of any default under the Indenture as to which a Responsible Officer of the Trustee has actually received written notice, the Trustee shall give to all Holders of Securities, in the manner provided in Section 1.6, notice of such default, unless such default shall have been cured or waived; PROVIDED, HOWEVER, that, except in the case of a default in the payment of the Accreted Value of or interest on any Security, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee or a trust committee of directors or Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interest of the Holders; and PROVIDED, FURTHER, that in the case of any default of the character specified in Section 5.1(4), no such notice to Holders of Securities shall be given until at least 30 days after the occurrence thereof. For the purpose of Section 6.2, the term “default” means any event which is, or after notice or lapse of time or both would become, an Event of Default.

             (b)          Authentication and Delivery of New Notes; Use of Proceeds

             The securities representing the New Notes (the “Securities”) shall be executed on behalf of the Company by its Chief Executive, its Chief Financial Officer or one of its other Directors, or by its Treasurer, and attested by its Secretary or one of its Assistant Secretaries. Any such signature may be manual or facsimile.

             Securities bearing the manual or facsimile signature of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such Securities or did not hold such offices at the date of such Securities.

             At any time and from time to time after the execution and delivery of the Indenture, the Company may deliver Securities executed by the Company to the Trustee or to its order for authentication, together with a Company Order for the authentication and delivery of such Securities, and the Trustee in accordance with such Company Order shall authenticate and make available for delivery such Securities as provided in the Indenture and not otherwise.

             Each Security shall be dated the date of its authentication.

             No Security shall be entitled to any benefit under the Indenture or be valid or obligatory for any purpose unless there appears on such Security a certificate of authentication substantially in the form provided for in the Indenture executed by the Trustee by manual signature of an authorized signatory, and such certificate upon any Security shall be conclusive evidence, and the only evidence, that such Security has been duly authenticated and delivered under the Indenture.

             The Trustee shall have the right to decline to authenticate and deliver any Securities under Section 3.3 if the Trustee, being advised by counsel, determines that such action may not lawfully be taken or if the Trustee in good faith shall determine that such action would expose the Trustee to personal liability to existing Holders.

             There will be no proceeds from the issuance of the New Notes because the New Notes are being issued in exchange for the Old Notes.

             (c)          Release and Substitution of Property Subject to the Lien of the Indenture

             Not applicable.

             (d)          Satisfaction and Discharge of the Indenture

             The Indenture shall upon Company Request cease to be of further effect (except as to any surviving rights of conversion, or registration of transfer or exchange, or replacement of Securities expressly provided for in the Indenture and the Company’s obligations to the Trustee pursuant to Section 6.7), and the Trustee, at the expense of the Company, shall execute proper instruments in form and substance satisfactory to the Trustee acknowledging satisfaction and discharge of the Indenture, when

             (1)          either

             (A)         all Securities theretofore authenticated and delivered (other than (i) Securities that have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 3.5; and (ii) Securities for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Company and thereafter repaid to the Company or discharged from such trust, as provided in Section 9.3) have been delivered to the Trustee for cancellation; or

             (B)         all such Securities not theretofore delivered to the Trustee or its agent for cancellation (other than Securities referred to in clauses (i) and (ii) of clause (1)(A) above)

             (i)          have become due and payable, or

             (ii)         will have become due and payable at their Stated Maturity within one year, or

             (iii)        are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Company, and the Company, in the case of clause (i), (ii) or (iii) above, has deposited or caused to be deposited with the Trustee as trust funds (immediately available to the Holders in the case of clause (i) above) an amount sufficient to pay and discharge the entire Accreted Value and interest, if any, on such Securities not theretofore delivered to the Trustee for cancellation, to the date of such deposit (in the case of Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be;

             (2)          the Company has paid or caused to be paid all other sums payable under the Indenture by the Company; and

             (3)          the Company has delivered to the Trustee an Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to the satisfaction and discharge of the Indenture have been complied with.

             Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Company to the Trustee under Section 6.7, the obligations of the Company to any Authenticating Agent under Section 6.12, if money shall have been deposited with the Trustee pursuant to clause (1)(B) of Section 4.1, the obligations of the Trustee under Section 4.2 and the last paragraph of Section 9.3, and the obligations of the Company and the Trustee under Section 3.3 and Article 11 shall survive such satisfaction and discharge.

             (e)          Evidence Required to be Furnished by the Corporation to the Trustee as to Compliance with the Conditions and Covenants Provided for in the Indenture.

             The Company shall deliver to the Trustee, within 120 days after the end of each fiscal year of the Company ending after the date hereof, an Officers’ Certificate, stating whether or not to the best knowledge of the signers thereof the Company is in default in the performance and observance of any of the terms, provisions and conditions of the Indenture (without regard to any period of grace or requirement of notice provided under the Indenture) and, if the Company shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge.

             The Company will deliver to the Trustee, forthwith upon becoming aware of any default in the performance or observance of any covenant, agreement or condition contained in the Indenture, or any Event of Default, an Officers’ Certificate specifying with particularity such default or Event of Default and further stating what action the Company has taken, is taking or proposes to take with respect thereto.

             Any notice required to be given under Section 9.7 shall be delivered to the Trustee at its Corporate Trust Office.

9.          Other Obligors

             None.

             Content of Application for Qualification.  This application for qualification comprises:

             (a)          Pages numbered 1 to 12 consecutively.

             (b)          The statement of eligibility and qualification of the Trustee under the Indenture to be qualified on Form T-1 (filed herewith as Exhibit 25.1).*

             (c)          The following exhibits in addition to those filed as part of the statement of eligibility and qualification of the Trustee:

List of Exhibits

Exhibit T3A  -   Memorandum of Association of DRDGOLD Limited (incorporated by reference to Exhibit 1.1 of the Company’s Registration Statement on Form 20-F, filed September 20, 1996).

Exhibit T3B  -    Articles of Association of DRDGOLD Limited, as amended on November 8, 2002 (incorporated by reference to Exhibit 1.2 of the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2002).

Exhibit T3C  -    Form of Indenture between DRDGOLD Limited and The Bank of New York, as Trustee (incorporated by reference to Exhibit D to the Company’s Tender Offer Statement on Schedule TO, filed June 16, 2006).

Exhibit T3D  -    Not Applicable.

Exhibit T3E.1  -    Offering Memorandum, dated June 16, 2006 (incorporated by reference to Exhibit (a)(1)(i) to the Company’s Tender Offer Statement on Schedule TO, filed June 16, 2006).

Exhibit T3E.2  -    Letter of Transmittal, dated June 16, 2006 (incorporated by reference to Exhibit (a)(1)(ii) to the Company’s Tender Offer Statement on Schedule TO, filed June 16, 2006).

Exhibit T3E.3  -    Letter to Brokers, Dealers, Commercial Banks and Other Nominees, dated June 16, 2006 (incorporated by reference to Exhibit (a)(1)(iii) to the Company’s Tender Offer Statement on Schedule TO, filed June 16, 2006).

Exhibit T3E.4  -    Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated June 16, 2006 (incorporated by reference to Exhibit (a)(1)(iv) to the Company’s Tender Offer Statement on Schedule TO, filed June 16, 2006).

Exhibit T3E.5  -    Announcement of DRDGOLD Limited, dated June 16, 2006 (incorporated by reference to Exhibit (a)(5)(i) to the Company’s Tender Offer Statement on Schedule TO, filed June 16, 2006).

Exhibit T3F*  -    A cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act.

Exhibit 25.1*  -    Statement of eligibility and qualification of the Trustee on Form T-1.

*	Filed herewith.

SIGNATURE

             Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant, DRDGOLD Limited, a public limited company organized under the laws of the Republic of South Africa, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the City of Johannesburg, on the 13th day of June, 2006.

(Seal)		DRDGOLD LIMITED

		By:	/s/ John Sayers

		Name:	John Sayers
		Title:	Chief Financial Officer
Attest:

By:	/s/ Themba Gwebu

Name:	Themba Gwebu
Title:	Company Secretary